UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

EUDA Health Holdings Limited
(Name of Company)

Ordinary Shares, no par value
(Title of Class of Securities)

G3142E105
(CUSIP)

Wei Wen Kelvin Chen

Chief Executive Officer

c/o 1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

Tel: +65-6268 6821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: G3142E105

1	NAME OF REPORTING PERSON

Meng Dong (James) Tan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

6,502,525 Ordinary Shares (1) (2)

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

6,502,525 Ordinary Shares (1) (2)

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,502,525 Ordinary Shares (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.73% of Ordinary Shares (3)
14	TYPE OF REPORTING PERSON

IN

(1)	Each Ordinary Share is entitled to one vote per share.
(2)	Includes 2,223,850 Ordinary Shares held by 8i Holdings 2 Pte. Ltd. As the sole shareholder and director of 8i Holdings 2 Pte. Ltd., Mr. Tan has sole voting and dispositive power over those shares. The address for 8i 2 Holdings Limited is c/o 6 Eu Tong Sen Street #08-13 Singapore 059817.
(3)	The calculations in the table above are based on 23,449,376 Ordinary Shares outstanding as of May 23, 2023.

CUSIP Number: G3142E105

1	NAME OF REPORTING PERSON

8i Holdings 2 Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,223,850 Ordinary Shares (1)(2)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

2,223,850 Ordinary Shares (1)(2)
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,223,850 Ordinary Shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.48% of Ordinary Shares (3)
14	TYPE OF REPORTING PERSON

CO

(1)	Each Ordinary Share is entitled to one vote per share.
(2)	As the sole shareholder and director of 8i Holdings 2 Pte. Ltd., Mr. Tan has sole voting and dispositive power over these shares. The address for 8i 2 Holdings Limited is c/o 6 Eu Tong Sen Street #08-13 Singapore 059817.
(3)	The calculations in the table above are based on 23,449,376 Ordinary Shares outstanding as of May 23, 2023.

Item 1.	Security and Issuer.

This amended Schedule 13D relates to the ordinary shares, no par value of EUDA Health Holdings Limited, a British Virgin Islands exempted company whose principal executive office is located at 1 Pemimpin Drive #12-07, One Pemimpin Singapore 576151.

Item 2.	Identity and Background.

This amended Schedule 13D is filed by Meng Dong (James) Tan, a Singapore individual, and 8i Holdings 2 Pte Ltd, a Singapore company (“8i”). Mr. Tan is the sole shareholder and director of 8i Holdings 2 Pte. Ltd. and Mr. Tan has sole voting and dispositive power over the reported shares. Mr. Tan and 8i have a business address of c/o 6 Eu Tong Sen Street #08-13 Singapore 059817.

Neither of the Reporting Person, during the last five years, has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person, during the last five years, has ever been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D filed by the Reporting Persons on November 25, 2022 is hereby amended and supplemented as follows:

On or about May 16, 2023, Meng Dong (James) Tan has acquired:

●	478,200 Issuer’s ordinary shares pursuant to a certain settlement agreement dated May 16, 2023 (the “Tan Settlement Agreement”) in full satisfaction of all obligations of the Issuer under certain loan agreement dated January 9, 2023, as amended, and certain loan agreement dated April 24, 2023, for the aggregate principal amount of $478,200; and

●	700,000 Issuer’s ordinary shares acquired pursuant to conversion of certain promissory note dated May 15, 2023 in the aggregate principal amount of $700,000.

and 8i Holdings 2 Pte Ltd has acquired:

●	82,600 Issuer’s ordinary shares pursuant to a certain settlement agreement (the “8i Settlement Agreement”) in full satisfaction of all obligations of the Issuer under an interest-free convertible promissory note dated November 17, 2022 in the aggregate principal amount of $82,600.

The source of funds for the Reporting Persons was cash on hand.

Item 4.	Purpose of Transaction.

Meng Dong (James) Tan acquired (i) 478,200 Issuer’s ordinary shares in connection with the Tan Settlement Agreement; and (ii) 700,000 shares upon conversion of a promissory note dated May 15, 2023.

8i Holdings 2 Pte Ltd acquired 82,600 Issuer’s ordinary shares in connection with the 8i Settlement Agreement.

Except as provided herein, neither of the Reporting Person has any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of Meng Dong (James) Tan’s ongoing evaluation of his investment in the Issuer and investment alternatives, each of the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the ordinary share that may be deemed to be beneficially owned by such Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

(a)	The aggregate number and percentage of shares of the Issuer’s ordinary shares to which this amended Schedule 13D relates is 6,502,525 ordinary shares. Meng Dong (James) Tan holds the entire 6,502,525 ordinary shares (i.e., 27.73% of the Issuer’s outstanding ordinary shares), and 2,223,850 shares (i.e., 9.48% of the Issuer’s outstanding ordinary shares) of which is held through 8i Holdings 2 Pte Ltd.

(b)	Meng Dong (James) Tan holds sole power to dispose of 6,502,525 ordinary shares, and 8i Holdings 2 Pte Ltd holds sole power to dispose of 2,223,850 ordinary shares.

(c)	Neither Reporting Person has effected transactions in the Issuer’s ordinary shares within the past sixty days excepted as reported herein.

(d)	No other person is known to either of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 6,502,525 ordinary shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2023

Meng Dong (James) Tan

/s/ Meng Dong (James) Tan

8i Holdings 2 Pte Ltd

/s/ Meng Dong (James) Tan
Name:	Meng Dong (James) Tan
Title:	Sole Shareholder and Director

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on this amended Schedule 13D with respect to the Ordinary Shares of EUDA Health Holdings Limited dated as of May 26, 2023 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: May 26, 2023

Meng Dong (James) Tan

/s/ Meng Dong (James) Tan

8i Holdings 2 Pte Ltd

/s/ Meng Dong (James) Tan
Name:	Meng Dong (James) Tan
Title:	Sole Shareholder and Director